Ryder System, Inc.
Insider Trading Policy
Effective March 30, 2005

Purpose
Ryder System, Inc. (“Ryder” or the “Company”) has adopted this Insider Trading Policy (the “Policy”), effective as of March 30, 2005, amended and restated as of January 1, 2024, to prevent insider trading or even allegations of insider trading and to provide guidelines to all the Company’s employees and members of the Company’s Board of Directors (“Board members”) to avoid the severe consequences associated with violations of insider trading laws.
Insider trading laws prevent the purchase or sale of securities based on material, nonpublic information (“MNPI”). The Securities and Exchange Commission (“SEC”) and the United States Department of Justice vigorously pursue individuals who violate insider trading laws and punish offenders severely. The Company and its management may also be subject to liability for failure to take reasonable steps to prevent insider trading by employees.

Who is this Policy for?
This Policy applies to all employees of the Company and its subsidiaries (regardless of role or title) and all Board members of the Company and its subsidiaries (collectively, the “Covered Persons”). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to MNPI.
This Policy also applies to family members of Covered Persons who reside with any Covered Person (including spouses, children, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives at a Covered Person’s household, and any family members who do not live at a Covered Person’s household but whose transactions in the Company’s securities are directed by a Covered Person or are subject to a Covered Person’s influence or control, such as parents or children who consult with Covered Persons before they trade in the Company’s securities (collectively referred to as “Family Members”). Covered Persons are responsible for the transactions of Family Members and therefore should make Family Members aware of the need to confer with Covered Persons before they trade in the Company’s securities. Transactions by Family Members should be treated for the purposes of this Policy and applicable insider trading laws as if they were on account of the Covered Person. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to the Covered Person.
In addition, this Policy applies to any entities that Covered Persons influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled

Entities”). Transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable insider trading laws as if they were on account of the Covered Person.

What this Policy applies to?
Material Information
Information is material if a reasonable investor would likely consider the information important in making a decision to buy, hold or sell securities (that is, “transactions” in securities). Any information that could be expected to affect the price of the Company’s securities, whether it is positive or negative, should be considered material. Note, however, there is no precise definition of materiality, and the question of whether information is material is subjective and often judged in hindsight. Covered Persons should take a broad and cautious view when evaluating whether a particular piece of information is material.
Examples of material information can include, but are not limited to: significant upward or downward revisions to earnings forecasts; significant restructurings; senior management or independent auditor changes; important product developments; initiation or resolution of significant litigation or government investigations or proceedings; mergers; acquisitions; tender offers; joint ventures; changes in control; gain or loss of a significant customer or supplier; defaults on debt; changes in credit ratings; repurchase plans; stock splits; changes in dividends or sales of securities; developments affecting major business units; bankruptcies; a significant disruption in the Company’s operations; and an actual or suspected loss, breach or unauthorized access of its property, data or assets, including its facilities and information technology infrastructure.
The foregoing examples are provided solely for illustrative purposes and are not a complete list of the types of events that may be considered material. If you have any questions about whether information is material, you should contact the Chief Legal Officer or their designee.
Nonpublic Information
Nonpublic information is information that is not generally known or available to the public. Information is considered to be available to the public only when (1) it has been released broadly to the marketplace (such as by a press release or an SEC filing), and (2) the investing public has had time to absorb the information fully. As a general rule, information is considered nonpublic until the first or second full trading day after the information is released, depending on the circumstances.

Policy
It is illegal and against this Policy to directly or indirectly buy or sell the Company’s securities based on MNPI (the “trading restrictions”). The trading restrictions also apply to the purchase or sale of the securities of other companies. In particular, the trading restrictions apply to MNPI concerning the Company’s existing or potential customers, suppliers, competitors or business partners, which Covered Persons may acquire as part of their work for Ryder.
It is also illegal and against this Policy to inform others, including but not limited to Family Members and Controlled Entities, about MNPI or to make stock buying or selling recommendations to others based on such MNPI (in other words, you are prohibited from “tipping” MNPI to others). This Policy further prohibits even the appearance of improper conduct.
The trading restrictions do not apply to the purchase or sale of Ryder’s securities through a trading plan under SEC Rule 10b5-1 (a “10b5-1 Plan”) or otherwise (a “non-10b5-1 trading arrangement,” and collectively, “trading plans”), as specified in the Addendum. If you are aware of MNPI when your employment or service relationship with the Company terminates, you still may not trade in Company securities until that information has become public or is no longer material.
Transactions Covered
The Policy’s trading restrictions cover virtually all transactions in Company securities. “Securities” includes common stock, derivative securities (such as options, futures or convertible debentures), preferred stock and debt securities. Transactions in Company securities include purchases, sales, pledges, hedges, loans and gifts of Company securities, as well as other direct or indirect transfers of Company securities. Certain of these transactions are addressed in more detail below and may not be permitted under this Policy.
•Stock Option Exercises. The trading restrictions generally do not apply to the exercise of a stock option, or to the exercise of a tax withholding right in which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements. The trading restrictions do apply, however, to any sale of the underlying stock or to a cashless exercise of the option through a broker, and to “sell-to-cover” transactions (unless conducted through an approved 10b5-1 Plan), because this entails selling a portion of the underlying stock to cover the costs of exercise.
•Restricted Stock Awards. The trading restrictions do not apply to the vesting of restricted stock or restricted stock units, or to the exercise of a tax withholding right in which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock unit. The trading restrictions do apply, however, to any market sale of restricted stock or the stock underlying a restricted stock unit, including “sell-to-cover” transactions, unless conducted through an approved 10b5-1 Plan.

•Employee Stock Purchase Plan. The trading restrictions do not apply to purchases of Company stock in the Company’s employee stock purchase plan resulting from your periodic payroll contributions to the plan under an election you made at the time of enrollment in the plan. The trading restrictions do apply, however, to your election to participate in the plan, any changes to your elections under the plan, and to your sales of Company stock purchased under the plan.
•401(k) and Deferred Compensation Plans. The trading restrictions do not apply to purchases of Company stock in the Company’s 401(k) or deferred compensation plans resulting from your periodic contribution of money to the plan through payroll deductions. The trading restrictions do apply, however, to elections you make under the 401(k) or deferred compensation plan to (a) increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) prepay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
•Dividend Reinvestment Plan. The trading restrictions do not apply to purchases of Company stock under the Company’s dividend reinvestment plan resulting from your reinvestment of dividends paid on Company securities. The trading restrictions do apply, however, to voluntary purchases of Company stock resulting from additional contributions you choose to make to the plan, and to your election to participate in the plan or increase your level of participation in the plan. This Policy also applies to your sale of Company stock purchased under the plan.
•Gifts. The trading restrictions do apply to gifts made by a Covered Person that is aware of MNPI and knows, or is reckless in not knowing, that the gift recipient intends to sell the gifted securities prior to the disclosure of the MNPI. In addition, gifts by Board members and Executive Officers are subject to the pre-clearance procedures, as specified in the Addendum.
Unauthorized Disclosure
Maintaining the confidentiality of Company information is essential for competitive, security and other business reasons, as well as to comply with securities laws. Covered Persons should treat all information they learn about the Company in connection with their employment, including information about the Company’s existing or potential customers, suppliers, competitors or business partners, as confidential and proprietary to the Company both during and after the Covered Person’s employment. Inadvertent disclosure of confidential information or MNPI may expose the Covered Person and the Company to significant risk of investigation and litigation.

The timing and nature of the Company’s disclosure of material information to outsiders is subject to legal rules, and if a Covered Person violates those rules, the Covered Person, the Company and its management could be subject to substantial liability. Accordingly, it is important that responses to inquiries about the Company by the press, investment analysts or others in the financial community be made on the Company’s behalf only through authorized individuals.
Please consult the Company’s Disclosure Policy for more details regarding the Company’s policy on speaking to the media, financial analysts and investors.
Blackout and Pre-clearance Procedures
To help prevent inadvertent violations of federal securities laws and to avoid even the appearance of trading on the basis of MNPI, the Company has adopted additional policies that apply to Board members, officers of the Company within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934, as determined by the Company’s Board of Director’s (“Executive Officers”), all employees holding the position of vice president or above, and certain other designated employees of the Company who have access to MNPI (collectively, “Insiders”). Such additional policies are referred to as the “Addendum.” The Company will notify you if you are subject to the Addendum.
The Addendum generally prohibits Insiders from trading in the Company’s securities during blackout periods. All Board members and Executive Officers must also pre-clear transactions in the Company’s securities, as specified in the Addendum.

Who to Contact
Any person who has a question about this Policy, the Addendum to the Policy, or application of the Policy or Addendum to any proposed transaction, may obtain additional guidance from the Company’s Chief Legal Officer or their designee.

Enforcement
You should remember that the ultimate responsibility for adhering to this Policy and, if applicable, the Addendum, and avoiding violations of insider trading laws rests with you. If you violate this Policy (including, if applicable, the Addendum), the Company may take disciplinary action up to and including termination. In addition, the Company will cooperate fully in all governmental investigations of insider trading.

Ryder System, Inc.
Insider Trading Policy
Effective March 30, 2005

Addendum – Additional Policies Applicable to “Insiders”
The Company has adopted the Insider Trading Policy, above. Where indicated, this Addendum describes additional policies and procedures governing transactions in Company securities by the Company’s Board members, Executive Officers, vice presidents, and certain other designated employees (collectively, “Insiders”).
Pre-Clearance Procedures for Board Members and Executive Officers
Board members and Executive Officers of the Company, together with their immediate family members, may not engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, gift, loan, contribution to a trust, or any other transfer) without first obtaining pre-clearance of the transaction from the Chief Legal Officer or their designee, unless such transaction is conducted pursuant to an approved 10b5-1 Plan. A request for pre-clearance should be submitted to the Chief Legal Officer or their designee at least two business days in advance of the proposed transaction. The Chief Legal Officer or their designee is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.
Blackout Procedures for All Insiders
All Insiders are subject to the following blackout procedures, as indicated. The blackout procedures apply to transactions in the Company’s securities. The Policy describes the “Transactions Covered.”
•Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of MNPI, Insiders may not trade in the Company’s securities during the period beginning on the first day of the third month of a fiscal quarter and ending at the close of trading on the first full trading day following the Company’s issuance of its quarterly earnings release.
•Interim Earnings Guidance. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K, or other means designed to achieve widespread dissemination of the information. Insiders should anticipate that transactions are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

•Event-specific Blackout Periods. From time to time, an event may occur or be expected to occur that is material to the Company and is known by only a few, such as Board members or Executive Officers. So long as the event remains material and nonpublic, Board members, Executive Officers, and such other persons with knowledge of the event may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Company to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of MNPI.
•Board members and Executive Officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restrictions, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.
•Post-Termination Transactions. If you are aware of MNPI when you terminate service as a Board member, Executive Officer, or other Insider, you may not trade in the Company securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to Insider transactions in Company securities upon the expiration of any “blackout period” that is applicable to the Insider’s transactions at the time of their termination of service.
Exception for Approved 10b5-1 Plan
Trading in the Company’s securities pursuant to an approved 10b5-1 Plan is not subject to the prohibition on trading on the basis of MNPI contained in the Insider Trading Policy or to the restrictions set forth in the Addendum relating to the pre-clearance and blackout procedures.
Board members and Executive Officers who wish to implement a trading plan must first pre-clear the trading plans with the Chief Legal Officer or their designee. A 10b5-1 Plan must comply with all the requirements of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended, including cooling-off periods and other requirements. You may enter into trading plans only when you are not in possession of MNPI. In addition, you may not enter into trading plans during a blackout period. Transactions effected pursuant to a pre-cleared trading plan will not require further pre-clearance at the time of the transaction if the plan specifies the dates, prices and amounts of the contemplated trades, if the plan establishes a formula for determining the dates, prices and amounts, or if the plan delegates discretion on those matters to an independent third party. Any amendment to, or termination of, a trading plan must also be pre-cleared with the Chief Legal Officer or their designee.
Additionally, the Company is required to disclose 10b5-1 Plans and non-10b5-1 trading arrangements by its Board members and Executive Officers in its quarterly filings (such as Form

10-Ks and Form 10-Qs), and transactions pursuant to 10b5-1 Plans are required to be disclosed in applicable Form 4 filings. Whether any Board members or Executive Officers adopted any trading plans, terminated any trading plans, or modified any 10b5-1 Plans, including modifications or changes to the amount, price or timing of any 10b5-1 Plan, will be disclosed in the following Form 10-Q or Form 10-K, as applicable for the subsequent quarterly or annual filing, respectively, and the material terms of the plan will be described without requiring disclosure of the price at which the transaction is authorized. Transactions made pursuant to an approved 10b5-1 Plan will also be designated by a checkbox on the applicable Form 4 filing.
Prohibited Transactions for All Insiders
The Company considers it improper and inappropriate for any Insider to engage in short-term or speculative transactions in the Company’s securities or in other transactions in the Company’s securities that may lead to inadvertent violations of insider trading laws. Accordingly, trading by Insiders in Company securities is subject to the following additional guidelines.
•Short Sales. Short sales (sales of securities that are not yet owned) of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, Insiders may not engage in short sales of the Company’s securities.
•Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the person transacting is trading on the basis of MNPI. Transactions in options also may focus the transacting person’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, Insiders may not effect transactions in options, such as puts, calls or other derivative securities, on an exchange or in any other organized market.
•Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow a person to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow a person to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the person transacting may no longer have the same objectives as the Company’s other shareholders. Therefore, Insiders are prohibited from engaging in any such transactions.
Additional Prohibited Transactions for Board Members and Executive Officers

The Company considers it improper and inappropriate for any Board member or Executive Officer to engage in short-term trading or to enter into agreements that may result in their shares being sold when they may be in possession of MNPI. Accordingly, Board members or Executive Officers are subject to the following additional guidelines.
•Short-Term Trading. Short-term trading (including day trading) of the Company’s securities may be distracting to the person and may unduly focus the person on the Company’s short-term stock market performance instead of the Company’s long-term business objectives. Therefore, Board members and Executive Officers may not enter into both a purchase transaction and a sale transaction (or transactions that are treated as a purchase or sale pursuant to Section 16) with respect to Company stock or securities convertible into Company stock within a six-month period.
•Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of MNPI or otherwise is not permitted to trade in the Company’s securities, Board members and Executive Officers are prohibited from holding the Company’s securities in a margin account or otherwise pledging the Company’s securities as collateral for a loan.
Certifications
All Insiders must certify their understanding of, and intent to comply with, the Company’s Insider Trading Policy, including the procedures set forth in this Addendum, as applicable. In addition, Insiders may be asked periodically to certify their compliance with this Policy and Addendum.